Mail Stop 3561

February 28, 2007

Klaus Kjaerulff
Chief Executive Officer
A/S Steamship Company Torm
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

      Re: A/S Steamship Company Torm
            Form 20-F for the year ended December 31, 2005
            Filed June 14, 2006
            File No. 000-49650

Dear Mr. Kjaerulff:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Accounting Branch Chief

cc: Gary Wolfe